EXHIBIT 12.1

National General Holdings Corp.
Computation of Ratio of Earnings to Fixed Charges
(Amounts in Thousands)

	Nine Months Ended September 30,	Year Ended
	2017	2016	2015	2014	2013	2012
Earnings
Pretax income from continuing operations before adjustment for income or loss from equity investees	$139,147	$210,099	$164,590	$127,443	$52,257	$46,353
Fixed charges	34,590	40,180	28,885	17,736	2,042	1,787
	$173,737	$250,279	$193,475	$145,179	$54,299	$48,140
Less:
Interest capitalized	$—	$—	$—	$—	$—	$—
Non-controlling interest in pre-tax income (loss) of subsidiaries that have not incurred fixed charges	—	113	132	(2)	82	—
	—	113	132	(2)	82	—
Total Earnings	$173,737	$250,166	$193,343	$145,181	$54,217	$48,140

Fixed Charges:
Interest expensed and capitalized, and amortized premiums, discounts and capitalized expenses related to indebtedness	34,590	40,180	28,885	17,736	2,042	1,787
Expense of the interest within rental expense(1)	—	—	—	—	—	—
Total Fixed Charges	$34,590	$40,180	$28,885	$17,736	$2,042	$1,787
Ratio of Earnings to Fixed Charges	5.02	6.23	6.69	8.19	26.55	26.94

(1) Deemed to be immaterial